SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 – 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE
THIRD QUARTER RESULTS

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 17, 2003 Boardwalk Equities Inc.

By:
/s/ Paul Moon

Paul Moon
Director of Corporate Communications

November 17, 2003

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK ANNOUNCES RECORD THIRD QUARTER RESULTS

15% INCREASE IN FFO PER SHARE FROM RENTAL OPERATIONS IN THIRD QUARTER

Calgary, Alberta – November 17, 2003 – Boardwalk Equities Inc. (“BEI” – TSX, NYSE) is pleased to report strong financial results for the third quarter of 2003. For the third quarter ended September 30, 2003, the Company reported Total Revenues of $68.7 million and Funds From Operations [“FFO”], a key performance measurement for real estate companies, of $19.7 million. FFO per share for the third quarter was $0.39 on a diluted basis.

Funds From Operations (“FFO”) is a generally accepted measure of operating performance of real estate companies, however is a non-GAAP measurement. The Company calculates FFO by taking Net Earnings and adding non cash items including Future Income Taxes and Amortization. The determination of this amount may differ from that of other real estate companies.

Highlights of the Company’s third quarter 2003 financial results include:

•	Rental revenues of $68.7 million, an increase of 8.0% compared to $63.6 million for the three-month period ended September 30, 2002.

•	Net operating income of $46.5 million, representing a 5.7% increase from $44.0 million in the same period last year.

•	Net earnings for the period of $5.0 million compared to $3.4 million in the same period last year, an increase of 50%. Earnings per share for the most recent three-month period of $0.10 on a diluted basis, versus $0.07 for the three-month period ended September 30,2002, representing a 42.9% increase.

•	Funds From Operations (FFO) of $19.7 million, an increase of 13.9% compared to $17.3 million for the three-month period ended September 30, 2002. FFO from rental operations, which excludes any gains on property dispositions, of $19.7 million, an increase of 13.9% compared to $17.3 million for the three-month period ended September 30, 2002.

•	FFO per share of $0.39 on a diluted basis, compared to $0.34 for the three-month period ended September 30, 2002, representing a 14.7% increase. FFO per share from rental operations, which excludes gains, was $0.39 on a diluted basis, up 14.7% compared to $0.34 for the three-month period ended September 30, 2002.

Highlights of the Company’s financial results for the first nine months of 2003 include:

•	Rental revenues of $201.1 million, an increase of 13.2% compared to $177.7 million for the nine-month period ended September 30, 2002.

•	Net operating income of $131.4 million, representing a 7.0% increase from $122.8 million in the same period last year.

•	Net earnings for the period of $9.2 million compared to $9.4 million in the same period last year, a decrease of 2.1%. Earnings per share for the most recent nine-month period of $0.18 on a diluted basis, versus $0.19 for the nine-month period ended September 30, 2002, representing a 5.3% decrease.

•	Funds From Operations (FFO) of $52.3 million, an increase of 5.4% compared to $49.6 million for the nine-month period ended September 30, 2002. FFO excluding gains of $51.3 million, an increase of 5.6% compared to $48.5 million for the nine-month period ended September 30, 2002.

•	FFO per share of $1.03 on a diluted basis, compared to $0.99 for the nine-month period ended September 30, 2002, representing a 4.0% increase. FFO per share from rental operations, which excludes gains, was $1.01 on a diluted basis, up 4.0% compared to $0.97 for the nine-month period ended September 30, 2002. Ex 2002 utility rebate, FFO per share from rental operations for the 9 months was up 12% from $.90 in 2002.

Commenting on the Company’s third quarter results, Sam Kolias, President and C.E.O., stated “We are pleased with our record financial results in the third quarter. Operationally, we were able to continue to make improvements in our portfolio occupancy levels, which was a significant achievement in light of the continued strength in the housing markets. This helped drive improved same-property performance in the quarter.”

Operational Highlights

The average vacancy rate across the Company’s portfolio for the third quarter of 2003 was 3.7%, down from 5.0% in Q2 of 2003, and down from 4.4% in the third quarter of last year. The Company’s overall average vacancy rate as of October 2003 was 3.5% compared to 4.4% as of October of 2002.

The average monthly rent realized in the first nine-months of 2003 was $729 per unit, up $27, or 3.8% from $702 per unit for the same period last year. Management estimates that market rents for its properties at the end of September, 2003 averaged $800 per unit per month which compares to an average in-place rent per occupied unit of $757 for the nine months ended September 30, 2002. This translates into an estimated “loss-to-lease” of approximately $10.1 million, maintaining existing occupancy rates.

Same-Property Results

The “same-property” results for the Company’s stabilized properties (defined as properties owned for over 24 months) for the three month period ended September 30, 2003 showed rental growth of 2.9% and NOI growth of 3.2% compared to the same period last year.

For the nine month period ended September 30, 2003, the stabilized property portfolio had rental growth of 2.3% and a decline in NOI of 1.6% compared to the same period last year. Of special note is Calgary’s positive rental revenue and NOI growth, reversing the past two quarters negative trend. The year-to-date comparison is affected by the impact of a non-recurring gas utility rebate received in the first quarter of 2002 for a significant portion of the Company’s Alberta properties. Excluding the non-recurring rebate, the Company’s stabilized properties in the first nine months of 2003 would have showed rental growth of 2.3% and NOI growth of 1.3%.

A total of 25,595 units, representing approximately 82% of Boardwalk’s total portfolio, were classified as stabilized as at September 30, 2003.

Same-Property Results – Stabilized Portfolio
Three Months Ended September 30, 2003 vs. Three Months Ended September 30, 2002

					Total
	Rental		Utility		Operating
	Revenue	Utilities	Rebate	Other	Costs	NOI

Calgary	1.2%	0.3%	—	3.1%	2.2%	0.9%
Edmonton	3.3%	-11.0%	—	6.5%	-0.8%	5.1%
Other Alberta	-0.6%	1.7%	—	21.8%	14.9%	-6.0%
Ontario	4.2%	8.1%	—	10.5%	9.9%	-0.4%
Saskatchewan	4.3%	-8.4%	—	-2.6%	-3.9%	9.2%

	2.9%	-4.8%	—	5.7%	2.2%	3.2%

Same-Property Results – Stabilized Portfolio
Nine Months Ended September 30, 2003 vs. Nine Months Ended September 30, 2002

					Total
	Rental		Utility		Operating
	Revenue	Utilities	Rebate	Other	Costs	NOI

Calgary	-0.8%	-4.6%	-100.0%	10.6%	6.5%	-3.3%
Edmonton	3.1%	-5.9%	-100.0%	12.7%	20.4%	-3.3%
Other Alberta	-0.9%	-1.8%	-100.0%	11.7%	18.9%	-7.7%
Ontario	4.7%	12.6%	—	5.8%	8.2%	1.9%
Saskatchewan	3.6%	-8.3%	—	1.9%	-1.2%	6.7%

	2.3%	-2.3%	-100.0%	8.6%	11.0%	-1.6%

Excluding One Time Rebate	2.3%	-2.3%	0	8.6%	4.31%	1.3%

Acquisition/Disposition Activity

As previously disclosed, in the third quarter of 2003, the Company completed the acquisition of a total of 649 additional units in Quebec City for a total acquisition price of $45.0 million. The estimated going-in cap rate on these acquisitions averaged approximately 8%. The properties acquired were:

Les Appartements du Verdier, Quebec City (Sainte-Foy) – an apartment complex consisting of 14-buildings with a total of 195 residential units and total rentable area of 152,600 square feet. The transaction closed on July 30, 2003. The acquisition price of $11.5 million equates to approximately $59,000 per unit.

Quebec City Portfolio – On August 6, 2003, the Company closed on the acquisition of a 454-unit portfolio in Quebec City. The acquisition price of the portfolio was $33.5 million, which equates to approximately $73,800 per unit.

To date in 2003, the Company has completed the acquisition of a total of 1,956 units at a total acquisition price of $106 million. This has increased the Company’s portfolio by 7% since December 31, 2002, to a total of approximately 31,200 units.

There were no property dispositions in the third quarter of either 2003 or 2002.

Continued Financial Strength

The Company maintained its strong financial position in the quarter. Boardwalk’s total mortgage debt was $1.38 billion as at September 30, 2003, up from $1.31 billion at December 31, 2002. As of September 30, 2003, the Company’s debt had an average maturity of 4.3 years with a weighted average interest rate of 5.77%, and the Company’s debt-to-total-market-capitalization ratio was 64.1%. The Company’s coverage ratio of adjusted EBITDA to interest expense excluding gains for the nine month period ended September 30, 2003 was 1.98 times compared to 1.97 times in the same period last year. The coverage ratio of adjusted EBITDA to interest expense excluding gains for the three month period ended September 30, 2003 was 2.10 versus 1.99 in the same period last year.

Quarterly Dividend Announced

On Friday November 14th, the Board of Directors declared a quarterly cash dividend of $0.075 (Canadian) per share on the outstanding common shares. The dividend is payable on December 10, 2003 to shareholders of record at the close of business on November 28, 2003. The dividend equates to an annual cash dividend rate of $0.30 per common share.

Board Reviewing Possible Conversion to a REIT

Boardwalk has recently announced that it has engaged CIBC World Markets, Deloitte & Touche LLP, PricewaterhouseCoopers LLP and Stikeman Elliott LLP to advise the Corporation on the reorganization of the Corporation as a Real Estate Investment Trust.

At a meeting held on November 5, 2003, the Board of Directors of BEI reviewed the proposal for the reorganization and concluded that the proposal had the potential to increase shareholder value. The Board of Directors determined to form a Special Committee of Independent Board members to ensure that the reorganization is fair to all shareholders.

Management anticipates a further press release in the near future outlining the effects of the proposed reorganization once annual budgeting is completed and various technical aspects of the reorganization are reviewed.

This reorganization is subject to shareholder and regulatory approval, as well as final approval by the Board of Directors of BEI. Various consents of the Corporation’s lenders are also necessary. There is no certainty at this time that the reorganization will be implemented.

2003 and 2004 Earnings Guidance

Rob Geremia, Senior Vice President, Finance and CFO, stated “We are reaffirming our fiscal 2003 guidance for total FFO per share of between $1.34 and $1.38. For 2004, we are introducing our guidance for FFO per share of between $1.44 and $1.50 for the Corporation, which does not include any contribution from property sales, approximately 1.0 to 2.0 percent same store NOI growth, 1000 to 2000 new units, and $1.0 million in large corporations tax savings. Boardwalk’s Special Committee continues its process of reviewing the proposed conversion to a Real Estate Investment Trust. Assuming the REIT conversion takes place, all of Boardwalk’s current 2.8 million stock options would vest bringing the total outstanding shares up to 53.6 million. This action could result in additional Large Corporation Tax savings. We will continue to update the market as this process continues.”

Supplementary Information

Boardwalk produces Quarterly Supplemental Information that provides detailed information regarding the Company’s activities during the quarter. The Third Quarter Supplemental Information is available on the INVESTOR section of our website (www.bwalk.com).

Teleconference on Third Quarter, 2003 Financial Results

We invite you to participate in the teleconference that will be held to discuss the Company’s third quarter 2003 results this morning at 11:00am EST. Senior management will speak to the financial results and provide a corporate update. Presentation materials and a Supplementary Information Package for the third quarter of 2003 will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: Please RSVP to Investor Relations at 403-531-9255 or by email to investor@bwalk.com.

Teleconference: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-800-814-4861 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for any software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/viewEventCNW.html?eventID=676060.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on November 24th, 2003. You can access it by dialing 416-640-1917 and using the passcode 21024037#. An audio archive will also be available on our Investor site (http://investor.bwalk.com) approximately two hours after the conference call.

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental communities. Boardwalk currently owns in excess of 250 properties with over 31,200 units totalling approximately 26 million net rentable square feet. The company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.3 billion.

Additional information is available at Boardwalk’s web site at www.bwalk.com. Recent investor information can be found on the Internet at http://investor.bwalk.com/.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading ``Management’s Discussion and Analysis’’. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

For further information please contact:
Boardwalk Equities Inc.
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice President, Finance and Chief Financial Officer, (403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 206-6808.

CONSOLIDATED BALANCE SHEETS
(CDN$ THOUSANDS)

	September 30,	December 31,
AS AT	2003	2002

	(Unaudited)	(Audited)
Assets
Revenue producing properties	$1,714,227	$1,604,277
Properties held for development	7,386	7,038
Mortgages and accounts receivable	10,975	14,704
Other assets	13,036	13,723
Deferred financing costs	37,161	37,521
Segregated tenants’ security deposits	7,039	7,596
Cash and cash equivalents	32	23,631

	$1,789,856	$1,708,490

Liabilities
Mortgages payable	$1,382,602	$1,307,177
Accounts payable and accrued liabilities	16,119	21,498
Refundable tenants’ security deposits and other	10,013	10,496
Capital lease obligations	3,795	4,598
Future income taxes (NOTE 7)	68,173	62,976

	$1,480,702	1,406,745

Shareholders’ Equity
Share capital (NOTE 5)	$270,894	266,516
Retained earnings	38,260	35,229

	$309,154	301,745

	$1,789,856	$1,708,490

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Rental income	$68,717	$63,560	$201,099	$177,731
Sales – properties held for resale (NOTE 2)	—	—		7,498

	$68,717	$63,560	$201,099	$185,229

Expenses
Revenue producing properties:
Operating expenses	$8,624	$6,854	$25,003	$18,634
Utilities	6,851	6,366	25,145	22,344
Utility rebate (NOTE 8)	—	—	—	(3,302)
Property taxes	6,702	6,328	19,591	17,237
Cost of sales – properties held for resale (NOTE 2)	—	—	—	6,531
Administration	5,857	4,679	17,535	14,364
Financing costs	19,391	19,741	57,366	55,072
Deferred financing costs amortization	732	1,478	2,565	2,501
Amortization	12,973	11,472	37,590	33,959

	$61,130	$56,918	$184,795	$167,340

Earnings from continuing operations before income taxes	$7,587	$6,642	$16,304	$17,889
Large corporations taxes	828	824	2,668	2,347
Future income taxes (NOTE 7)	1,614	2,380	5,169	6,203

Earnings from continuing operations	$5,145	$3,438	$8,467	$9,339
Earnings from discontinued operations, net of tax (NOTE 4)	—	5	751	24

Net earnings for the period	$5,145	$3,443	$9,218	$9,363

Basic earnings per share (NOTE 6)
– from continuing operations	$0.10	$0.07	$0.17	$0.19
– from discontinued operations	$0.00	$0.00	$0.01	$0.00

Basic earnings per share	$0.10	$0.07	$0.18	$0.19

Diluted earnings per share (NOTE 6)
– from continuing operations	$0.10	$0.07	$0.17	$0.19
– from discontinued operations	$0.00	$0.00	$0.01	$0.00

Diluted earnings per share	$0.10	$0.07	$0.18	$0.19

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(CDN$ THOUSANDS)

	9 months	9 months
	ended	ended
	September 30,	September 30,
	2003	2002

	(Unaudited)	(Unaudited)
Retained earnings, beginning of period	$35,229	$26,782
Net earnings for the period	9,218	9,363
Dividends paid	(5,795)	(2,477)
Premium on share repurchases	(392)	(579)

Retained earnings, end of period	$38,260	$33,089

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CDN$ THOUSANDS)

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash obtained from (applied to):
Operating activities
Net earnings for the period	$5,145	$3,443	$9,218	$9,363
Earnings from discontinued operations (NOTE 4)	—	(5)	(751)	(24)
Income taxes	1,614	2,380	5,169	6,203
Amortization	12,973	11,472	37,590	33,959

Funds from continuing operations	$19,732	$17,290	$51,226	$49,501
Funds from discontinued operations	—	23	33	79
Net change in operating working capital	592	(1,506)	916	2,032
Net change in properties held for development	(123)	(116)	1,549	5,741

Total cash provided by operating activities	$20,201	$15,691	$53,724	$57,353

Financing activities
Issue of common shares for cash (net of issue costs)	$601	$1,931	4,614	$7,515
Stock repurchase program	—	—	(628)	(1,045)
Dividends paid	(3,785)	—	(5,795)	(2,477)
Financing of revenue producing properties	60,954	29,746	149,818	130,629
Repayment of debt on revenue producing properties	(39,578)	(36,506)	(115,364)	(112,435)
Deferred financing costs incurred (net of deferred financing costs amortization)	(1,808)	687	(2,745)	(1,167)

	$16,384	$(4,142)	$29,900	$21,020

Investing activities
Purchases of revenue producing properties (NOTE 3)	$(22,296)	$(625)	$(68,831)	$(75,442)
Project improvements to revenue producing properties	(15,427)	(11,840)	(38,726)	(26,786)
Net cash proceeds from sale of properties	—	—	1,223	—
Technology for real estate operations	49	(1,818)	(889)	(2,491)

	$(37,674)	$(14,283)	$(107,223)	$(104,719)

Decrease in cash and cash equivalents balance during the period	$(1,089)	$(2,734)	$(23,599)	$(26,346)
Cash and cash equivalents, beginning of period	$1,121	$2,060	$23,631	$25,672

Cash and cash equivalents, end of period	$32	$(674)	$32	$(674)

Taxes paid	$832	$824	$2,566	$2,347

Interest paid	$18,928	$20,775	$57,016	$54,262

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2003

(TABULAR AMOUNTS IN CDN$ THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS UNLESS OTHERWISE STATED)

1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of Boardwalk Equities Inc. (the “Corporation”) have been prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) and are consistent with those used in the audited consolidated financial statements as at and for the year ended December 31, 2002, except as described in Note 2 below. These interim financial statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to annual financial statements, and therefore, they should be read in conjunction with the audited consolidated financial statements.

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Due to seasonality, the operating results for the three and nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

2.	ACCOUNTING POLICY CHANGES

Stock-based compensation plans

Effective January 1, 2003, the Corporation changed its accounting policy for stock options granted on or after that date to reflect the adoption of the revised CICA Handbook section 3870. Under the new policy, the Corporation now determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the period the stock options vest, with a corresponding increase to contributed surplus in shareholders’ equity. The new accounting policy has been applied prospectively in accordance with the transitional provision of section 3870.

Previously under the Corporation’s intrinsic value method policy, the Corporation did not record compensation expense for stock options granted to directors, executives and employees in the financial statements because there was no intrinsic value at the date of grant. Note 5 discloses the pro forma amounts to the Corporation’s net earnings and net earnings per share for the three and nine months ended September 30, 2003 and 2002 had the impact of compensation costs using the fair value method been applied effective January 1, 2002.

Disposal of long-lived assets

Effective January 1, 2003, the Corporation adopted the new CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, for disposals on or after January 1, 2003. The recommendations of this section requires disposal of long-lived assets be classified as held for sale, and the results of operations and cash flows associated with the assets disposed be reported separately as discontinued operations, less applicable income taxes. A long-lived asset is classified by the Corporation as an asset held for sale at the point in time when it is available for immediate sale, management has committed to a plan to sell the asset and is actively locating a buyer for the asset at a sales price that is reasonable in relation to the current fair value of the asset, and the sale is probable and expected to be completed within a one-year period.

For unsolicited interest in a long-lived asset, the asset is classified as held for sale only if all the conditions of the purchase and sale agreement have been met, a sufficient purchaser deposit has been received and the sale is probable and expected to be completed shortly after the end of the current period. The impact of adopting the new recommendations for disposals of long-lived assets on or after January 1, 2003 is disclosed in Note 4.

Disclosure of guarantees

Effective January 1, 2003, the Corporation adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether it will have to make payments under the guarantees. Please refer to Note 10 for further disclosure on the Corporation’s guarantees.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation of the current period, or as a result of accounting changes.

3.	ACQUISITIONS AND DISPOSITIONS OF REVENUE PRODUCING PROPERTIES

Acquisitions

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Cash paid	$22,296	$625	$68,831	$75,442
Debt assumed	23,468	1,231	38,834	110,828

Total purchase price	$45,764	$1,856	$107,665	$186,270
Fair value adjustment to debt	1,268	—	2,137	19,500

Book value	$47,032	$1,856	$109,802	$205,770

Units acquired	649	52	1,956	3,212

Dispositions

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Cash received	$—	$—	$1,385	$3,026
Vendor take back mortgage	—	—	—	500
Debt assumed by the purchaser	—	—	1,655	3,972

Total proceeds	$—	$—	$3,040	$7,498
Net book value	$—	$—	$1,993	$6,531

Gain on sales before income taxes	$—	$—	$1,047	$967

Units sold	—	—	40	121

4.	DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

During the first quarter of 2003, the Corporation received a $3.0 million unsolicited offer to purchase a 40-unit property located in Edmonton, Alberta. The sale was completed by the end of the first quarter. There were no other dispositions during the current year to date. Note 3 discloses the carrying amounts of the major assets and liabilities included in the disposition. The following tables set forth the results of operations and cash flows associated with the long-lived asset, separately reported as discontinued operations for the current and prior periods.

Earnings from Discontinued Operations

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Revenue
Rental income	$—	$81	$86	$238
Expenses
Revenue producing properties:
Operating expenses	$—	$13	$4	$30
Utilities	—	11	17	30
Utility rebate (NOTE 8)	—	—	—	(1)
Property taxes	—	6	6	16
Administration	—	2	2	7
Financing costs	—	26	24	77
Deferred financing costs amortization	—	—	—	—
Amortization	—	15	—	42

	$—	$73	$53	$201

Operating earnings from discontinued operations before undernoted items and income taxes	$—	$8	$33	$37
Future income taxes	—	(3)	(12)	(13)
Operating earnings from discontinued operations	$—	$5	$21	$24
Gain on disposition	—	—	1,047	—
Future income taxes	—	—	(317)	—

Earnings from discontinued operations	$—	$5	$751	$24

5.	SHARE CAPITAL

(a) Issued

	September 30, 2003		December 31, 2002

	Number	Amount	Number	Amount

Common shares outstanding (THOUSAND)	50,481	$270,894	50,109	$266,516

(b) Stock Options

The Corporation has a stock option plan that provides for the granting of options to directors, executives and employees. The stock option plan provides for the granting of options to purchase up to 10,643,636 (December 31, 2002 – 10,643,636) common shares. The exercise price is equal to the market value of the common shares at the date of grant. As at September 30, 2003, there was a total of 2,851,300 (December 31, 2002 – 3,480,072) options outstanding to directors, officers and employees. The exercise prices range from $9.11 to $16.73 (December 31, 2002 — $9.11 to $22.92). These options expire up to August 28, 2012.

	September 30, 2003		December 31, 2002

	9 months	Weighted average	12 months	Weighted average
	options	exercise price	options	exercise price

Outstanding, beginning of period	3,480,072	$12.46	3,647,834	$12.60
Granted	—	—	930,722	$12.16
Exercised	(415,733)	$11.10	(801,633)	$11.02
Forfeited	(213,039)	$19.14	(296,851)	$17.14

Outstanding, end of period	2,851,300	$12.21	3,480,072	$12.46

Options exercisable at period end

The following table summarized information about the options outstanding at September 30, 2003:

Options outstanding				Options exercisable

		Weighted average			Weighted average
Range of		remaining	Weighted average		remaining	Weighted average
exercise	Number	contractual life	exercise	Number	contractual life	exercise
prices	outstanding	(years)	price	exercisable	(years)	price

$9.01 to $11.00	456,000	6.5	$9.51	417,200	6.5	$9.51
$11.01 to $13.00	1,782,622	5.8	$11.97	1,086,364	6.2	$11.89
$13.01 to $15.00	349,578	5.6	$14.00	283,182	5.4	$13.90
$15.01 to $17.00	263,100	5.6	$16.20	195,320	5.5	$16.27

	2,851,300	5.9	$12.21	1,982,066	6.1	$12.11

The following table illustrates the impact on the Corporation’s net income and earnings per share if compensation expense had been recorded in the current and prior periods based on the fair value of all stock options granted on or after January 1, 2002:

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Compensation Costs	$(509)	$(535)	$(1,555)	$(1,381)
Net Earnings
As reported	$5,145	$3,443	$9,218	$9,363
Pro forma	$4,636	$2,908	$7,663	$7,982
Net Earnings per Common Share
Basic
As reported	$0.10	$0.07	$0.18	$0.19
Pro forma	$0.09	$0.06	$0.15	$0.16
Diluted
As reported	$0.10	$0.07	$0.18	$0.19
Pro forma	$0.09	$0.06	$0.15	$0.16

The fair value of options granted in the prior year was estimated to be $6.74 on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	9 months	9 months
	ended	ended
	September 30,	September 30,
	2003	2002

Risk free interest rate	5.33%	5.33%
Expected lives (years)	7–10 years	7–10 years
Expected volatility	42.56%	42.56%
Dividend per share	$0.05	$0.05

6.	PER SHARE CALCULATIONS

The following table sets forth the computation of basic and diluted earnings per share with respect to earnings from continuing operations and earnings from discontinued operations.

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Numerator
Earnings from continuing operations	$5,145	$3,438	$8,467	$9,339
Earnings from discontinued operations	$—	$5	$751	$24

Denominator
Denominator for basic earnings per share – weighted average shares (THOUSANDS)	50,458	49,879	50,304	49,600

Effect of dilutive securities Stock options (THOUSANDS)	598	662	544	513
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion (THOUSANDS)	51,056	50,541	50,848	50,113

Basic and diluted earnings per share from continuing operations	$0.10	$0.07	$0.17	$0.19

Basic and diluted earnings per share from discontinued operations	$0.00	$0.00	$0.01	$0.00

7.	FUTURE INCOME TAXES

The Corporation’s provision for future income taxes is comprised as follows:

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Continuing operations	$1,614	$2,380	$5,169	$6,203
Discontinued operations	—	3	329	13

Total future income taxes	$1,614	$2,383	$5,498	$6,216

The future income tax expense is computed as follows:

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Tax expense based on expected rate of 37% (2002 – 36%)	$2,666	$2,385	$6,451	$6,415
Non-taxable portion of capital gain	—	(2)	(223)	(199)
Adjustment to future income tax liabilities	(144)	—	772	—
Adjustment for change in effective tax rate	(908)	—	(1,502)	—

Future income tax expense	$1,614	$2,383	$5,498	$6,216

The future income tax liability is calculated as follows:

	September 30,	December 31,
AS AT	2003	2002

Tax assets related to operating losses	$73,869	$63,254
Tax liabilities related to differences in tax and book basis	(142,042)	(126,230)

Future income tax liability	$(68,173)	$(62,976)

8.	UTILITY REBATE

As of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy and Utility Board instructed ATCO Gas to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets to ATCO North customers in the form of a one-time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

9.	COMMITMENTS AND CONTINGENCIES

The Corporation has long-term supply arrangements with two electrical utility companies to supply the Corporation with its electrical power needs for Alberta for the next three to fifteen months at a blended rate of approximately $0.07/kwh. These agreements provide that the Corporation purchase its power for all Alberta properties under contract for the upcoming months.

The Corporation also has two physical settlement fixed-price supply contracts for Alberta natural gas requirements. These contracts fix the price of natural gas for 75% of the Corporation’s requirements in Alberta. The two contracts are for physical settlement, and each represents approximately 37.5% of the Corporation’s Alberta requirements. The first of these contracts runs from January 1, 2003 to September 30, 2004 and provide the commodity at a price of $5.44/GJ. The second contract runs from October 1, 2003 to September 30, 2005 and provides the commodity at a price of $6.16/GJ.

In Saskatchewan, the Corporation has a physical supply agreement to supply 100% of the Corporation’s natural gas requirements for that province. The agreement extends until October 31, 2005 at a fixed price of $5.20/GJ.

10.	GUARANTEES

In the normal course of business, the Corporation enters into various agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Corporation to make payments to the guaranteed party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of a third party to pay its indebtedness when due.

In connection with the sales of properties by the Corporation, a mortgage assumed by the purchaser will have an indirect guarantee provided by Boardwalk to the lender until the mortgage is refinanced by the purchaser. In the event of default by the purchaser, Boardwalk would be liable for the outstanding mortgage balance. The Corporation’s maximum exposure as at September 30, 2003 is approximately $8.1 million. In the event of default, the Corporation’s recourse for recovery includes the sale of the respective building asset. The Corporation expects that the proceeds from the sale of the building asset will cover, and in most likelihood exceed, the maximum potential liability associated with the amount being guaranteed. Therefore, as at September 30, 2003, no amounts have been recorded in the consolidated financial statements with respect to the above noted indirect guarantees.

11.	SEGMENTED INFORMATION

The Corporation specializes in multi-family residential housing and operates primarily within one business segment in four provinces located in Canada. The following summary presents segmented financial information for the Corporation’s continuing operations by geographic location:

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Alberta
Revenue	$38,505	$37,918	$114,033	$113,180
Expenses
Operating	4,783	3,069	14,151	11,265
Utilities	3,924	4,070	13,750	14,305
Utility rebate	—	—	—	(3,292)
Property taxes	2,658	3,104	8,301	8,420

	11,365	10,243	36,202	30,698

Net operating income from continuing operations	$27,140	$27,675	$77,831	$82,482

	3 months	3 months	9 months	9 months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Saskatchewan
Revenue	$8,510	$8,170	$25,353	$24,377
Expenses
Operating	1,165	1,153	3,327	3,011
Utilities	643	684	2,716	2,939
Property taxes	1,217	1,270	3,616	3,657

	3,025	3,107	9,659	9,607

Net operating income from continuing operations	$5,485	$5,063	$15,694	$14,770

Ontario
Revenue	$8,699	$8,369	$25,919	$24,851
Expenses
Operating	1,136	1,054	3,582	3,340
Utilities	1,077	987	4,421	3,914
Property taxes	1,470	1,372	4,174	4,007

	3,683	3,413	12,177	11,261

Net operating income from continuing operations	$5,016	$4,956	$13,742	$13,590

Quebec (2002 – 5 months of operations only)
Revenue	$12,767	$7,086	$34,771	$12,399
Expenses
Operating	1,488	712	3,812	1,077
Utilities	1,177	559	4,136	998
Property taxes	1,295	557	3,425	1,086

	3,960	1,828	11,373	3,161

Net operating income from continuing operations	$8,807	$5,258	$23,398	$9,238

Total
Net operating income from continuing operations	$46,448	$42,952	$130,665	$120,080
Unallocated revenue*	236	2,017	1,023	10,422
Unallocated expenses**	(41,539)	(41,531)	(123,221)	(121,163)

Net income from continuing operations	$5,145	$3,438	$8,467	$9,339

	September 30,	December 31,
AS AT	2003	2002

Alberta
Identifiable Assets
Revenue producing properties	$970,855	$971,598
Mortgages and accounts receivable	6,178	8,550
Deferred financing costs	25,638	25,464
Tenants’ security deposit	5,951	6,559

	$1,008,622	$1,012,171

Saskatchewan
Identifiable Assets
Revenue producing properties	$179,809	$180,792
Mortgages and accounts receivable	36	22
Deferred financing costs	4,494	4,714
Tenants’ security deposits	1,088	1,037

	$185,427	$186,565

	September 30,	December 31,
AS AT	2003	2002

Ontario
Identifiable Assets
Revenue producing properties	$215,827	$215,175
Mortgages and accounts receivable	229	1,166
Deferred financing costs	2,755	2,954

	$218,811	$219,295

Quebec
Identifiable Assets
Revenue producing properties	$340,383	$229,272
Mortgages and accounts receivable	4,487	4,709
Deferred financing costs	4,246	4,357

	$349,116	$238,338

Total Assets
Identifiable assets	$1,761,976	$1,656,369
Unallocated assets***	27,880	52,121

	$1,789,856	$1,708,490

*	Unallocated revenue includes interest income and other non-rental income from continuing operations.

**	Unallocated expenses include non-rental operating expenses, administration, financing costs, amortization, income taxes and other provisions from continuing operations.

***	Unallocated assets include properties held for development, cash, short-term investments and other assets.

12.	SUBSEQUENT EVENTS

On November 6, 2003, the Corporation announced it was reviewing a proposal for the reorganization of the company to a real estate investment trust and has engaged a number of financial advisors to advise the Corporation on the proposed reorganization. The reorganization is subject to shareholder and regulatory approvals, as well as approvals by the Corporation’s lenders and board of directors. There is no certainty at this time that the reorganization will be implemented.